Stradley Ronon Stevens & Young, LLP 2000 K Street, N.W., Suite 700 Washington, D.C. 20006 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Peter M. Hong, Esq.
(202) 419-8429
phong@stradley.com
February 14, 2022

VIA EDGAR
Filing Desk
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:	Ms. Rebecca Marquigny, Esquire
	Re:	Nationwide Mutual Funds
File Nos. 333-40455 and 811-08495

Dear Ms. Marquigny:

On behalf of Nationwide Mutual Funds (the “Registrant”) and its series the Nationwide BNY Mellon Core Plus Bond ESG Fund (the “Fund”), below you will find the Registrant’s responses to the comments conveyed by you on January 25, 2022 with regard to Post-Effective Amendment No. 275 (the “Amendment”) to the Registrant’s registration statement on Form N-1A.  The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 10, 2021, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”).
Below we have provided your comments and the Registrant’s response to each comment.  These responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

U.S. Securities and Exchange Commission

Prospectus

1) Comment: We note that the updated Fund strategy imposes an ESG-focused investment analysis and ESG ratings-based selection process.  The Fund portfolio also includes a different and broader range of investable fixed income instruments (i.e., foreign and emerging market issuers, private issuers, and collateralized mortgage obligations).  For Names Rule purposes, the new prospectus language does not explain the relationship between these new instruments and new ESG selection criteria and the achievement of the Fund’s investment objective with sufficient clarity.  Please reorganize the principal investment strategies discussion with these goals in mind.  Please also incorporate the following more specific comments in the result.

Response: Registrant respectfully declines to reorganize the disclosure as requested.  Registrant notes that, while ESG factors have been added to the subadviser’s investment strategy considerations when making portfolio decisions, the implementation of such factors is not meant to modify the Fund’s intention to continue to invest in bonds, or to modify the overall strategy of the Fund.  Rather, ESG factors are integrated into the Fund’s principal investment strategies to invest in fixed-income securities.  Hence, the inclusion of “Bond” in the Fund’s name reflects the type of investments made by the Fund while the inclusion of “ESG” is intended to reflect the Fund’s consideration of ESG factors as part of its overall strategy.  The prospectus already includes the Fund’s Names Rule policy, which is investing at least 80% of its net assets in fixed-income securities.

Registrant notes that the SEC has not yet determined that a fund’s use of “ESG” in its name is subjected to the Names Rule.  Specifically, in its recent request for comment regarding the Names Rule (Request for Comments on Fund Names, Release No. IC-33809, March 2, 2020), the SEC did not state that the term “ESG” is subject to the Names Rule.  Rather, the SEC recognized that certain firms treat ESG as a strategy and therefore outside the purview of the Names Rule, while other firms treat ESG as a type of investment that is subject to the Names Rule.  In acknowledging the two different approaches, the SEC did not say that the first approach was incorrect.  Nonetheless, the Fund has also included in its principal investment strategies that the Fund invests, under normal circumstances, at least 80% of its net assets in securities of issuers with an ESG rating of 1, 2 or 3 at the time of investment.

2) Comment: Registrant should disclose, where appropriate, how the Fund will approach relevant ESG proxy issues for its portfolio companies.  For example, will the Fund always vote consistently with its ESG strategies?  What is the Fund’s take on proxy resolutions about lobbying for transparency or for specific ESG goals?  Alternatively, Registrant should explain in correspondence why it believes no such disclosure is required.

Response: The Fund has delegated proxy voting authority to the subadviser pursuant to NFA’s Proxy Voting Policy and as disclosed in the Fund’s SAI.  Registrant notes that the SAI includes a summary of the subadviser’s (i.e., Insight North America LLC) proxy

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voting policy and as a result, believes no additional disclosure changes are necessary as the current disclosure meets the requirements of Item 17(f) of Form N-1A.  By way of example, the below disclosure is included in the SAI under the heading “Proxy Voting Guidelines Summaries – Insight North America LLC (‘Insight’)”:

Social Issues

Proposals in this category involve issues of social conscience.  They are typically proposed by shareholders who believe that the corporation’s internally adopted policies are ill advised or misguided.  If Insight has determined that management is generally socially responsible, we typically vote against the following shareholder proposals:

• To enforce restrictive energy policies.
• To place arbitrary restrictions on military contracting.
• To bar or place arbitrary restrictions on trade with other countries.
• To restrict the marketing of controversial products.
• To limit corporate political activities.
• To bar or restrict charitable contributions.
• To enforce a general policy regarding human rights based on arbitrary parameters.
• To enforce a general policy regarding employment practices based on arbitrary parameters.
• To enforce a general policy regarding animal rights based on arbitrary parameters.
• To place arbitrary restrictions on environmental practices.

3) Comment: The first paragraph under “Principal Investment Strategies” refers to the range of instruments the Fund may hold: U.S. government securities, U.S. and foreign corporate bonds, bonds issued by foreign governments, asset-backed securities, and mortgage-backed securities.  If these are principal investment strategies, please change “may invest” to “will invest” in the Item 4 disclosure and describe the corresponding strategies, limitations, and risks in greater detail in Item 9.

Response: Registrant respectfully declines to revise the disclosure as requested.  While the Fund will invest at least 80% of its assets in fixed-income securities, when and whether the Fund invests in any of the different types of fixed-income securities listed in the principal investment strategies will change depending on evolving market conditions and the subadviser’s beliefs regarding which securities would constitute the most favorable investment at any given time.  Therefore, Registrant believes that the current disclosure, which states that the Fund “may invest” in the different types of fixed-income securities, is more accurate.  Registrant also respectfully notes that the Item 9 disclosure already describes the listed fixed-income securities in greater detail under “Key Terms.”

U.S. Securities and Exchange Commission

4) Comment: Please add similar Item 9 disclosure discussing the subadviser’s mortgage-backed security strategy and in particular the role TBA and delayed-delivery securities play in the subadviser’s achievement of total return.

Response: An investment objective of total return seeks both capital appreciation and income.  The Fund seeks to obtain total return by investing in a mix of securities that provides either capital appreciation or income, as well as securities that provide both capital appreciation and income.  Registrant notes that the current Item 9 disclosure under “Key Terms” already describes how mortgage-backed securities (which include TBA and delayed delivery securities) contribute to the generation of income because they “give the holder the right to receive a portion of principal and/or interest payments made on a pool of residential or commercial mortgage loans.”  Moreover, as with all securities, the market price of mortgage-backed securities can change, potentially providing capital gains.  As a result, Registrant believes the existing disclosure already addresses the Staff’s comment.

5) Comment: With about half of the Fund’s principal investment strategies disclosure now devoted to the new ESG strategy, the Fund appears to be rebranding itself as an ESG impact bond fund.  However, the primary ESG selection methodology described is based on relative ESG performance instead of objective ESG criteria.  Please clarify how an “overall ESG rating designed to indicate an issuer’s performance relative to its peers” is consistent with investor expectations of a fund with ESG in the name.  Specifically, how does eliminating only the worst 40 percent of ESG performers (those with scores of 4 or 5) ensure the portfolio profile is rebrand-appropriate from an investor’s perspective?

Response: Registrant respectfully notes that the Fund is not rebranding itself as an ESG impact bond fund, which would entail investing with the intention to generate measurable positive social or environmental benefits, and that there is currently no SEC rule that requires funds with ESG in their names to identify as impact funds.  Rather, the Fund is an ESG integration fund that invests principally in fixed-income securities with the inclusion of ESG factors in its portfolio construction.  These ESG factors are clearly described in the Fund’s updated prospectus disclosure.

Registrant also notes the SEC has not yet published a list of objective ESG criteria against which issuers must be ranked nor stated at what ranking an issuer would be appropriate for inclusion in an ESG fund’s investment portfolio.  Instead, the subadviser has developed its own rating system.  Within that system, which is clearly described in the prospectus disclosure, the subadviser ranks issuers against its own objective ESG criteria.  These rankings, in turn, indicate where each issuer stands relative to its industry group peers.  The subadviser has decided that ESG scores of 1, 2, and 3 are sufficient to merit inclusion in the Fund’s investment portfolio.

6) Comment: In responsive EDGAR correspondence, explain what is driving the rebranding process and how it will impact the Fund’s existing portfolio.  Will certain

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investments be sold, and if so, roughly what percentage of the current assets?  Do you anticipate needing to provide notice of these changes to current shareholders who might be affected?

Response: Registrant notes that the Fund’s Board of Trustees recently approved a change of subadviser, and that the Fund’s new subadviser implements an ESG integration component as part of the Fund’s investment strategy.  Therefore, Registrant decided to update the Fund’s disclosure to include this ESG component and to change the Fund’s name to accurately reflect the Fund’s principal investment strategies.  Notice of these upcoming changes was provided to shareholders via a supplement and information on the subadviser change will also be provided to shareholders via an information statement.  The Adviser anticipates that approximately 38% of current assets will have been sold as part of the transition to implement the Fund’s revised investment strategy.

7) Comment: We note that the Fund intends to use one or multiple third-party data/ESG scoring providers.  In the principal investment strategies, please identify the provider or providers the Fund intends to use.  Please also briefly summarize each provider’s criteria and rating methodology in the principal investment strategies.  Also consider any related principal risks to the Fund’s use of third-party data providers, since the criteria used by providers can differ significantly.

Response: The subadviser may use third-party data providers in the ESG rating process; however, the subadviser does not rely solely upon third-party ESG scores, but rather incorporates ESG data from third-party providers into its proprietary ESG rating process. Accordingly, Registrant believes the current disclosure to be appropriate.

Additionally, Registrant notes that the risks of third-party data providers are already described in the Item 9 disclosure under “environmental, social and governance investing risk”:

In evaluating an issuer, the subadviser is dependent upon information and data obtained through voluntary or third-party reporting that may be limited, incomplete, inaccurate or unavailable, or present conflicting information and data with respect to an issuer, which in each case could cause the subadviser to incorrectly assess an issuer’s business practices with respect to its ESG practices. Further, different methodologies may be used by the various data sources that provide ESG data.

8) Comment: Please describe the Fund’s issuer engagement and impact strategy in clearer terms.  How does the subadviser determine that “the proceeds of [an] impact bond will be used to achieve an environmental, social, or governance goal and improve the issuer’s overall ESG rating”?  How does the subadviser make individual selection choices from impact bond prospects that emphasize different ESG factors?  Also, if special considerations apply to foreign and emerging market selection and engagement

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decisions, please discuss them in Item 9.  Finally, in Item 9, describe the subadviser’s ongoing portfolio holdings review process from an engagement and impact perspective?

Response: Registrant has added the following to the Item 9 disclosure:

When choosing the impact bonds in which it invests, the subadviser applies an internal methodology to determine the quality of the impact bond’s framework and potential environmental and/or social contribution(s), and each security is judged on the information available to the subadviser’s investment team with no special consideration to foreign and emerging market securities. The subadviser will determine if engagement with an issuer is required following a quarterly review of portfolio holdings ESG ratings.

9) Comment: If there is a cap on the percentage of assets the Fund will invest in impact bonds, please include both ends of the range in the disclosure.  If there is no cap, then in Item 9 discuss the factors the subadviser considers when weighting this component of the portfolio.

Response: Registrant respectfully notes that to allow the subadviser the flexibility to achieve the Fund’s investment objectives, there is no cap on the percentage of the portfolio that may be invested in impact bonds.  See the response to comment 8 above for the factors the subadviser considers when constructing its portfolio.

10) Comment: Please specifically identify junk bonds as speculative investments in Item 4 and Item 9.

Response: Registrant notes that the Item 9 disclosure under “high-yield bonds risk” already states that such investments are considered speculative.  Registrant has updated the Item 4 disclosure under “high-yield bonds risk” as follows:

[I]nvesting in high-yield bonds and other lower-rated bonds is considered speculative and will subject the Fund to substantial risk of loss due to issuer default, decline in market value due to adverse economic and business developments, sensitivity to changing interest rates, or lack of liquidity.

11) Comment: In the ESG risk disclosure, please add a reference to the additional risks created by third-party data providers (i.e., no clear standards, different biases, availability of data).

Response: See response to comment 7 above.

12) Comment: In your response letter, please explain what leads Registrant to assume the Fund would be an investment option for other mutual funds managed as funds-of-funds, as disclosed under redemptions risk.  Please help the Staff understand whether the retooling of the Fund’s strategies changes those assumptions at all, and why or why not.

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Response: Registrant has removed redemptions risk from the list of principal risks.

13) Comment: Please confirm that the average annual total returns table will be updated to incorporate the most recent calendar year.

Response: Registrant confirms that the average annual total returns table will be updated as requested.

14) Comment: In the Item 9 description of ESG risk, please discuss the additional risks inherent in ESG analysis of foreign and emerging market bonds (specifically, for example, that significant differences in regulatory regimes can cause significant disparities in the accuracy, timeliness, and usefulness of ESG data reporting from nation to nation).

Response: Registrant has added the following to the disclosure under “Environmental, Social and Governance investing risk” in Item 9:

ESG investing in foreign and emerging market countries carries the risk that differences in regulatory regimes may cause significant disparities in the accuracy, timeliness, and usefulness of ESG data reporting from nation to nation.  Emerging market countries, in particular, may lag behind other countries in pursuing positive ESG activities. Therefore, the government bonds in which the Fund invests may provide more exposure to countries that have made less progress than other funds that invest in ESG securities outside of the emerging markets universe. Additionally, although the Fund invests in government bonds issued for the purpose of financing the general growth and development of the countries that issue them, such countries may use proceeds from the bonds to pursue programs or activities that are not ESG-friendly unbeknownst to the subadviser.

15) Comment: We note that sustainability is never defined in the prospectus or actually addressed in the Fund’s principal investment strategies or risk narratives.  For consistency and clarity, please consider restating the last sentence of the ESG risk description on page 13 to remove the reference to “sustainability principles.”

Response: Registrant has removed the reference to “sustainability principles” as requested.

16) Comment: To the extent that sovereign debt risk magnifies aspects of the Fund’s existing ESG risk, please add such risk disclosure wherever it is most appropriate.

Response: See response to comment 14 above.

U.S. Securities and Exchange Commission

In connection with the Registrant’s responses to the SEC Staff’s comments on the Registration Statement, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings, notwithstanding any review, comments, action, or absence of action by the Staff.

Please do not hesitate to contact me at (202) 419-8429, or Jessica D. Burt at (202) 419-8409, if you have any questions or wish to discuss any of the responses presented above.

Respectfully Submitted,

/s/Peter M. Hong
Peter M. Hong, Esquire

cc:	Allan J. Oster, Esquire
Prufesh R. Modhera, Esquire
Jessica D. Burt, Esquire